As filed with the Securities and Exchange Commission on April 16, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

PROVINCE OF ALBERTA

(CANADA)

(Name of Registrant)

Gitane De Silva

Alberta’s Senior Representative to the United States

Alberta Washington D.C. Office

Canadian Embassy

501 Pennsylvania Avenue N.W.

Washington, D.C. 20001

Phone: 202-448-6475

(Name and Address of Authorized Agent in the United States)

Copies to:

LOWELL EPP Assistant Deputy Minister, Treasury and Risk Management Treasury Board and Finance 8th fl. Federal Building, 9820 — 107 Street Edmonton, Alberta T5K 1E7 (780) 422-4052	CHRISTOPHER J. CUMMINGS Paul, Weiss, Rifkind, Wharton & Garrison LLP Toronto-Dominion Centre 77 King Street West, Suite 3100 Toronto, ON Canada M5K 1J3 (416) 504-0520

Approximate date of commencement of proposed sale to the public: from time to time after this Registration Statement becomes effective as described herein.

The securities registered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Debt Securities and Warrants to purchase the same	US$10,000,000,000 (2) (3)	100%	US$10,000,000,000	US$1,245,000

(1)	Estimated solely for the purpose of determining the registration fee.

(2)

The Prospectus included in this Registration Statement also relates to US$1,000,000,000 aggregate principal amount of Debt Securities and Warrants registered by Registration Statement No. 333-213642 which remains unsold.

(3)

In U.S. dollars or the equivalent thereof in foreign currencies or currency units, plus such additional principal amount as may be necessary such that, if the Debt Securities are issued at an original issue discount, the aggregate initial offering price of the Debt Securities and Warrants registered hereunder, together with the aggregate principal amount of Debt Securities and Warrants previously registered and remaining unsold as described herein, will not exceed US$11,000,000,000.

As permitted by Rule 429 under the Securities Act of 1933, as amended, the Prospectus included in this Registration Statement is a combined prospectus relating also to US$1,000,000,000 aggregate principal amount of Debt Securities and Warrants registered under Registration Statement No. 333-213642 which remains unsold. This Registration Statement, which is a new registration statement, also constitutes Post-Effective Amendment No. 2 to Registration Statement No. 333-213642 and such Post-Effective Amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with section 8(c) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated April 16, 2018

Prospectus

PROVINCE OF ALBERTA

(Canada)

US$11,000,000,000

Debt Securities and Warrants

We may, from time to time, offer up to US$11,000,000,000 aggregate principal amount of debt securities, consisting of any combination of debentures, notes and bonds, or the equivalent in other currencies (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, the aggregate initial offering price will not exceed US$11,000,000,000), and warrants to purchase debt securities. We will provide the specific terms of these debt securities and warrants in supplements to this prospectus. You should read this prospectus and the related prospectus supplements carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                    , 2018

The prospectus supplement that relates to your debt securities and warrants may update or supersede any of the information in this prospectus.

The words “the Province”, “we”, “our”, “ours” and “us” refer to the Province of Alberta.

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ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement that we have filed with the Securities and Exchange Commission (the “SEC”), under a “shelf” registration process. Under this shelf process, we may offer, from time to time, the debt securities and warrants described in this prospectus in one or more offerings for a total aggregate principal amount of up to US$11,000,000,000 (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, the aggregate initial offering price will not exceed US$11,000,000,000). This prospectus provides you with a general description of the debt securities and warrants we may offer. Each time we use this prospectus to offer debt securities and warrants we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change the information this prospectus contains. Before you invest, you should carefully read this prospectus and any prospectus supplement together with the additional information contained in the documents we refer to under the heading “Where You Can Find More Information” below.

References in this prospectus to “$” or “Cdn$” are to lawful money of Canada and “US$” are to lawful money of the United States of America. The daily average exchange rate between the U.S. dollar and the Canadian dollar published by the Bank of Canada on April 13, 2018 was approximately Cdn$1.00 = US$0.7938.

WHERE YOU CAN FIND MORE INFORMATION

The Province has filed with the SEC under the Securities Act a registration statement, of which this prospectus forms a part, covering the debt securities and warrants. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. If the Province has filed any contract, agreement or other document as an exhibit to the registration statement or incorporated such document by reference, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

The Province is not subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, it commenced filing annual reports on Form 18-K with the SEC on a voluntary basis with respect to its fiscal year ended March 31, 2016. These reports include certain financial, statistical and other information about the Province. You may read and copy the registration statement, including its various exhibits, and any reports, statements or other information that the Province has filed, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004. You can obtain copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information. The Province’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

The SEC allows the Province to “incorporate by reference” into this prospectus information filed with the SEC, which means that the Province can disclose important information to you by referring you to these documents.

This prospectus incorporates by reference the documents listed below:

•	the Province’s Annual Report on Form 18-K for the year ended March 31, 2017 and the exhibits thereto.

•	Each subsequent annual report on Form 18-K and any amendment on Form 18-K/A and any other information the Province files with the SEC pursuant to Sections 13(a) and 13(c) of the Exchange Act until it sells all of the debt securities and warrants authorized to be offered by this prospectus.

Each time the Province files a document with the SEC that is incorporated by reference, the information in that document automatically updates or supersedes the information contained in previously filed documents.

You may request a free copy of the annual report and amendments to the annual report by writing the Province at the following address:

Province of Alberta

Alberta Treasury Board and Finance

8th Floor, 9820 - 107 Street

Edmonton, Alberta

T5K 1E7

Telephone: (780) 638-3876

Attention: Investor Relations

We have not authorized anyone to provide any information other than that incorporated by reference or contained in this prospectus or any prospectus supplement or free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these debt securities and warrants in any state where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front of those documents. Accordingly, we urge you to review each document we subsequently file with the SEC and incorporate by reference as described above for updated information.

FORWARD-LOOKING STATEMENTS

The following documents relating to the Province’s debt securities and warrants offered by this prospectus may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement; and

•	the documents incorporated by reference into this prospectus.

Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, which may change, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

PROVINCE OF ALBERTA

The Province of Alberta is the fourth largest province in both area and population of the ten Canadian provinces after Ontario, Quebec, and British Columbia. Alberta’s total area is about 662,000 square kilometers (256,000 square miles), of which approximately 19,500 square kilometers (7,500 square miles) are covered by fresh water. Alberta is bounded on the west by British Columbia, the most westerly province, on the east by Saskatchewan, on the south by Montana and on the north by the Northwest Territories. The terrain includes dry lands in the southeastern portion of the Province, a mountainous region with coniferous forest running along the western border, prairie grasslands in central and southern Alberta and mixed woodlands in northern and central Alberta.

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The energy sector is Alberta’s driving economic force and is supported by other key industry sectors: petrochemicals, agriculture and agri-food, construction, manufacturing, and the FIRE sector (finance, insurance, real estate, and rental and leasing).

The population of Alberta on July 1, 2017, was estimated by Statistics Canada to be 4.286 million or 11.7% of Canada’s population of 36.708 million. From 2011 to 2017, the population of the Province grew at an average annual rate of 2.07%, compared with 1.12% for Canada. A diverse mix of cultures is represented, with population growth having been strongly aided by immigration. Approximately half of the population is located in Edmonton and Calgary. Edmonton, the provincial capital, is a commercial, governmental and oil refining center. Calgary serves as a financial and commercial center, and is the location of many head offices for energy and resource corporations.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, the net proceeds to the Province from the sale of the debt securities and warrants by the Province will be used for general government purposes.

DESCRIPTION OF DEBT SECURITIES AND WARRANTS

The Province may issue debt securities and warrants in distinct series at various times. This section summarizes the terms of the debt securities and warrants that are common to all series. The particular terms and provisions of a series of debt securities and warrants, and how the general terms and provisions described below may apply to that series, will be described in a supplement to this prospectus.

If the terms described in the prospectus supplement that relates to your series differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement. The prospectus supplement that relates to your debt securities and warrants may update or supersede any of the information in this section.

General

The Province has duly authorized the issuance of debt securities and warrants and they may be issued by one or more Orders of the Lieutenant Governor in Council of the Province of Alberta made pursuant to the Financial Administration Act (Alberta) from time to time. The Order(s) of the Lieutenant Governor in Council of the Province of Alberta applicable to any tranche of debt securities (including any new Orders) will be specified in the applicable prospectus supplement. The debt securities will be our direct unsecured obligations and among themselves will rank pari passu and be payable without preference or priority. The debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness and obligations from time to time outstanding. Payments of principal and interest on the debt securities will be payable out of the General Revenue Fund of the Province.

The prospectus supplement that relates to your debt securities will specify the following terms:

•	the price and aggregate principal amount of the debt securities;

•	the title of the debt securities;

•	the stated maturity date of the debt securities, which is the date on which the Province must repay the principal amount of the debt securities;

•	the interest rate which the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

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•	the issue date and the date from which interest will accrue, the dates on which the Province must pay interest, and the record dates for payment of interest;

•	where and how the Province will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed or repaid before maturity;

•	whether and in what circumstances the debt securities may be convertible into debt securities of a different series or other indebtedness of the Province;

•	whether and in what circumstances sinking fund payments will be made;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	whether the debt securities will be issued as discounted debt securities (bearing no interest or interest at a rate which at the time of issue is below market rates) to be sold at a substantial discount below their stated principal amount;

•	whether the debt securities will be issued with original issue discount for U.S. federal income tax purposes;

•	any foreign currency in which the Province may denominate or pay interest or principal on the debt securities;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security will be exchangeable for definitive (physical) securities;

•	the exchange or exchanges, if any, on which application for listing of the debt securities may be made; and

•	any other material terms of the debt securities.

If applicable, the prospectus supplement will also describe any material United States or Canadian federal income tax considerations applicable to the debt securities other than those described in this prospectus.

Prescription

The debt securities will become void unless presented for payment within a period of the lesser of two years, or the period that may otherwise be prescribed by law, from the date on which payment in respect of such debt securities become due and payable or if the full amount of the moneys payable on such date in respect of the debt securities has not been received by the fiscal agent on or prior to such date, the date on which notice is duly given to the holders of the debt securities that such moneys have been so received.

Form, Exchange and Transfer

The debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

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•	in minimum aggregate principal amounts of US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000, or as described in the prospectus supplement.

The Province may, but is not required to, appoint a fiscal agent or agents to act on its behalf in connection with the debt securities. If appointed, the duties of the fiscal agent for any series of debt securities will be governed by a fiscal agency agreement for that particular series. The Province may appoint different fiscal agents for different series of debt securities and may vary or terminate the appointment of any fiscal agent at any time. The Province may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. The fiscal agent, if any, will be the agent of the Province, will not be trustee for the holders of debt securities and will not have the same responsibilities or duties to act for such holders as would a trustee.

Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will maintain at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of debt securities issued in registered form.

If debt securities are issued in definitive registered form, you may exchange debt securities registered in your name for other authorized denominations of the same series of equal aggregate principal amount. You may arrange to exchange or transfer debt securities registered in your name at the office of the fiscal agent or other person identified in the prospectus supplement. You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made after the fiscal agent or other person authorized by the Province is satisfied with your evidence of title.

Registered Global Securities

The prospectus supplement that relates to your debt securities will indicate whether any of the debt securities you purchase will be represented by one or more fully registered global debt securities. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of a depositary or its nominee identified in the prospectus supplement, and will be deposited with the depositary, its nominee or a custodian (the “depositary”). The specific terms of the depositary arrangement in respect of registered global securities will be described in the prospectus supplement relating to the global securities. Beneficial interests in the debt securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants of the depositary. The debt securities represented by a global security may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any investor wishing to beneficially own a debt security represented by a global security must do so indirectly through brokers, banks or other financial institutions who are participants in the depositary.

Special Investor Considerations for Global Securities

Our obligations, as well as the obligations of the fiscal agent and those of any agents retained by us or the fiscal agent, are owed only to persons who are registered as holders of debt securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to these types of arrangements.

An investor should be aware that when debt securities are issued in the form of global securities:

•	the investor cannot get debt securities registered in its own name;

•	the investor cannot receive physical certificates for its interest in the debt securities;

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•	the investor must look to its own bank, brokerage firm or financial institution for payments on the debt securities and protection of its legal rights relating to the debt securities;

•	the investor may not be able to sell or pledge interests in the debt securities to some insurance companies and other institutions that are required by law to hold the physical certificates of debt securities that they own;

•	the depositary’s policies will govern payments, transfers, exchanges and other matters relating to the investor’s interest in the global security;

•	the Province and the fiscal agent have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security;

•	the Province and the fiscal agent do not supervise or review the records of the depositary in any way; and

•	the depositary will usually require that interests in a global security be purchased or sold within its system using same-day funds.

Special Situations When the Global Security Will be Terminated

In a few special situations described below, a global security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, an investor may choose whether to hold debt securities directly in its own name or indirectly through an account at its bank, brokerage firm or financial institution. Investors must consult their own banks or brokers to find out how to have their beneficial interests in debt securities transferred into their own names, so that they will be direct registered holders.

The special situations for termination of a global security are:

•	when the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary (unless a replacement depositary is named); and

•	when and if we decide to terminate a global security.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depositary (and not the Province or the fiscal agent) is responsible for deciding the names of the institutions that will be the registered holders after the exchange and also for advising the Province and the fiscal agent what the names will be.

Payment of Interest and Principal

On every interest payment date specified in the prospectus supplement, the Province will pay the interest due on a debt security to the person in whose name the debt security is registered at the close of business on the related “record date”. The record date will be specified in the prospectus supplement.

We, our registrar and any of our paying agents appointed through a fiscal agency agreement shall treat the registered holders of the debt securities as the absolute owners thereof for all purposes whatsoever and all payments to or on the order of the registered holders shall be valid and shall discharge our liability and that of the registrar and any paying agent of the debt securities to the extent of the sum or sums so paid.

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Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will make all payments of principal and interest on the debt securities available to the fiscal agent, if any, on the designated dates in immediately available funds. The fiscal agent, if any, will in turn make payments to the registered holders of the debt securities (or, in the case of a global security, to the depositary) as soon as possible. Any payments of principal and interest on the debt securities are subject to local laws and regulations, including any applicable withholding or other taxes.

Warrants

The Province may issue warrants for the purchase of debt securities, either separately or together with debt securities. The warrants, if any, will be issued under warrant agreements between the Province and a bank or trust company, as warrant agent. The terms of any such agreement will be described in the prospectus supplement that relates to your particular warrants. The prospectus supplement that relates to your particular warrants will describe the following terms:

•	the terms listed under the heading “Description of Debt Securities and Warrants—General”, as they relate to the particular debt securities you have the right to purchase if you exercise your warrants;

•	the amount of debt securities each warrant entitles you to purchase if you exercise your warrants and the purchase price to you of those debt securities;

•	the procedures you must follow and the conditions you must satisfy in order to exercise your warrants;

•	the dates on which your right to exercise your warrants begins and expires;

•	whether and when your warrants and any debt securities issued together with your warrants may be sold or transferred separately;

•	whether the certificates that represent the warrants will be issued in registered or bearer form, whether they will be exchangeable as between such forms, and if issued in registered form, where the warrants can be transferred and registered;

•	whether and under what conditions the warrants may be terminated or cancelled by the Province; and

•	whether there are any material United States federal or Canadian income tax considerations applicable to the warrants, including possible original issue discount on debt securities issued with warrants.

Canadian Income Tax Considerations

The following summary (the “Canadian Tax Summary”) describes the principal income tax consequences which arise generally in Canada under the Income Tax Act (Canada) (the “Federal Act”) and in Alberta under the Alberta Personal Income Tax Act (the “Alberta Act”) and which are applicable to a holder of the debt securities or warrants who, at all relevant times, for the purposes of the Federal Act and any applicable income tax convention, is not a resident of Canada and is not deemed to be a resident of Canada and who does not use or hold and is not deemed to use or hold the debt securities or warrants in or in the course of carrying on a business in Canada and is not an insurer carrying on an insurance business in Canada and elsewhere and is not an authorized foreign bank carrying on a banking business in Canada within the meaning of the Federal Act (a “Non-Resident Holder”). This Canadian Tax Summary is based on the provisions of the Federal Act, the Alberta Act and regulations under those Acts as they exist on the date of this prospectus, proposed amendments thereto and the current administrative practices and policies published by the Canada Revenue Agency.

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This Canadian Tax Summary includes Canadian and Albertan income tax considerations only. It does not include United States, provincial (other than Alberta), territorial or other income tax considerations nor does it include income tax considerations arising under any income tax convention or treaty between Canada and another country. It is not applicable to Canadian residents. No assurances can be given that changes in the law or administrative practices or future court decisions will not affect the tax treatment of a holder.

Neither principal nor interest paid or credited by the Province to a Non-Resident Holder in respect of the debt securities is subject to withholding tax under the Federal Act or the Alberta Act.

No other tax on income or capital gains is payable by a Non-Resident Holder under the Federal Act or the Alberta Act in respect of the debt securities, whether as a result of interest or principal being paid or credited by the Province to the Non-Resident Holder, a purchase by the Province from, or repayment by the Province to, the Non-Resident Holder, a redemption or other disposition.

No tax on income or capital gains is payable by a Non-Resident Holder under the Federal Act or the Alberta Act in respect of the warrants, whether as a result of their expiry or their exercise or disposition by the Non-Resident Holder.

In certain circumstances described under the heading “Description of Debt Securities and Warrants—Registered Global Securities—Special Situations When the Global Security Will be Terminated”, a global security representing debt securities will terminate and interests in it will be exchanged for physical certificates representing debt securities. No tax on income or capital gains is payable under the Federal Act or the Alberta Act as a result of any such exchange.

Canada and Alberta do not levy estate or inheritance taxes or succession duties. Alberta requires a probate fee to be paid upon estates probated in Alberta, calculated on the value of the estate. The estate of a person who was not ordinarily resident or domiciled in Alberta on death would not, by virtue only of the holding of debt securities or warrants by the estate, be required by law to be probated in Alberta.

The above summary does not discuss all aspects of Canadian income taxation that may be relevant to you in light of your particular circumstances and income tax situation. You should consult with your own tax advisor as to the specific tax consequences that would result from your ownership and disposition of the debt securities, including the application and effect of provincial, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

United States Income Tax Considerations

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of U.S. dollar denominated debt securities to U.S. Holders (as defined below) that acquire debt securities at original issuance at their “issue price” and hold such debt securities as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion is limited to debt securities whose “stated redemption price at maturity” does not, within the meaning of section 1273 of the Code, exceed their “issue price” by more than a de minimis amount. Tax consequences of debt securities with different terms will be addressed in the prospectus supplement. This summary is based on the Code, existing and proposed Treasury regulations promulgated under the Code, and administrative and judicial interpretations of the Code and those regulations (all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect). We have not requested, and will not request, a ruling from the United States Internal Revenue Service (the “IRS”) with respect to any of the United States federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

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This summary does not discuss all of the tax consequences that may be relevant to prospective purchasers in light of their particular circumstances or to prospective purchasers subject to special rules, such as banks, financial institutions, insurance companies, tax-exempt organizations, dealers in securities or foreign currencies, persons who will hold debt securities as part of a hedging transaction, “straddle,” conversion transaction, or other integrated transaction, persons who use or are required to use mark-to-market accounting, persons who are subject to the alternative minimum tax, certain former citizens or residents of the United States, or persons whose functional currency (as defined in section 985 of the Code) is not the U.S. dollar. You should consult with your own tax advisors about the application of United States federal income tax law to your particular situation as well as any tax consequences arising under the federal estate and gift tax laws and the tax laws of any state, local or foreign jurisdiction.

For purposes of this summary, you are a U.S. Holder if, for United States federal income tax purposes, you are a beneficial owner of a debt security and either:

•	You are a citizen of the United States or a resident of the United States who is a natural person;

•	You are a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	You are an estate, and your income is subject to United States federal income taxation regardless of its source; or

•	You are a trust, and (i) both a United States court is able to exercise primary supervision over your administration, and one or more United States persons have the authority to control all of your substantial decisions, or (ii) you have a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership or other pass-through entity holds a debt security, the United States federal income tax treatment of a partner (or other owner) generally will depend upon the status of the partner (or other owner) and upon the activities of the partnership (or other pass-through entity). Partners or owners of partnerships or other pass-through entities holding a debt security should consult their tax advisors.

Interest

In general, you will be required to include payments of stated interest on the debt securities in your gross income as ordinary income at the time the interest is accrued or received in accordance with your method of accounting for United States federal income tax purposes. In general, any Canadian withholding tax imposed on interest payments in respect of the debt securities will be treated as a foreign income tax eligible for credit against a U.S. Holder’s United States federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). This interest will be foreign source income for foreign tax credit purposes and generally will be “passive category” income, but could, in certain circumstances, be “general category” income. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit. U.S. Holders are urged to consult their own tax advisors with respect to the amount of foreign taxes that can be claimed as a credit.

Sale, Exchange, Retirement or Other Taxable Disposition

Upon the sale, exchange, retirement or other taxable disposition of a debt security, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, retirement or other taxable disposition (not including any amounts attributable to accrued but unpaid interest, which, unless you have previously included the interest in income, will be taxable to you as such) and your

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adjusted tax basis in the debt security. Your adjusted basis in a debt security generally will be the amount you paid to purchase the debt security. Your gain or loss will generally be a long-term capital gain or loss if you have held the debt security for more than one year. Non-corporate U.S. Holders, including individuals, generally are eligible for a reduced rate of taxation on long-term capital gain. The deduction of capital losses is subject to limitations under the Code. Your gain or loss generally will be U.S. source for foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s net investment income will generally include its interest income and its net gains from the disposition of debt securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the debt securities.

Backup Withholding and Information Reporting

Certain backup withholding and information reporting requirements may apply to payments on the debt securities and to proceeds of the sale, exchange, retirement or other taxable disposition of the debt securities. In general, information reporting will apply to payments made through a U.S. paying agent or U.S. intermediary to a U.S. Holder. In the event that a U.S. Holder fails to file any such required form, the U.S. Holder could be subject to significant penalties. The Province, its agent, a broker, the relevant trustee or any paying agent, as the case may be, may withhold amounts from any of the payments to you if you do not furnish your taxpayer identification number (social security number or employer identification number), if you do not certify that you are not subject to backup withholding, or if you otherwise do not comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) generally are not subject to the foregoing backup withholding and information reporting requirements.

Any amounts withheld under the backup withholding rules from a payment to you would be allowed as a credit against your United States federal income tax liability, and may entitle you to a refund, provided that the required information is furnished to the IRS. U.S. Holders are urged to consult their own tax advisors regarding the information reporting and backup withholding tax rules.

Certain U.S. Holders who are individuals that hold certain “specified foreign financial assets” (which may include the debt securities) with an aggregate value in excess of certain thresholds are required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of these requirements on their ownership and disposition of the debt securities.

The above summary does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances and income tax situation. You should consult with your own tax advisor as to the specific tax consequences that would result from your ownership and disposition of the debt securities, including the application and effect of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

Enforceability and Governing Law

We have not agreed to waive any immunity from the jurisdiction of the courts of the United States nor have we appointed an agent in the United States upon which process may be served. As a result, you may not be able to sue us in a United States court or enforce a judgment against us if granted by a United States court.

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However, you may bring proceedings against us in the Alberta courts for matters arising under the debt securities or warrants. You may do so whether or not you are a resident of Alberta or a citizen of Canada and without any need to obtain the consent of any public official or authority. A lawsuit against us in the Alberta courts will be governed by the Proceedings Against the Crown Act (Alberta), which, for example, makes the remedies of specific performance and injunctions unavailable against us and prohibits jury trials in proceedings against us. Proceedings against us in the Alberta courts must be brought prior to the expiry of the applicable limitation period (generally two years).

Although any order obtained in an action brought in the Alberta courts against the Province may not be enforced by execution, the Proceedings Against the Crown Act further provides that upon receipt of a certificate of the proper officer of the court, in the event of a judgment against Alberta, the President of Treasury Board, Minister of Finance shall pay out of the General Revenue Fund to the person entitled, or to his order, the amount due including costs, if any, together with interest, if any, lawfully due thereon.

Further, in the absence of a waiver of immunity by the Province, it would be possible to obtain a United States judgment in an action against the Province only if a court were to determine that the United States Foreign Sovereign Immunity Act of 1976 (the “Foreign Sovereign Immunity Act”) precludes the granting of sovereign immunity.

However, even if a United States judgment could be obtained in any such action under the Foreign Sovereign Immunity Act, it may not be possible to obtain in Canada a judgment based on such a United States judgment. Moreover, execution upon property of the Province located in the United States to enforce a judgment obtained under the Foreign Sovereign Immunity Act may not be possible except under limited specified circumstances.

Unless otherwise provided in the applicable prospectus supplement, the debt securities and warrants and the fiscal agency agreement, if any, will be governed by the laws of Alberta and the laws of Canada applicable in Alberta.

PLAN OF DISTRIBUTION

The Province may sell debt securities and warrants to the public:

•	through underwriters or dealers;

•	directly to purchasers; or

•	through agents.

The prospectus supplement with respect to each series of debt securities and/or warrants will set forth the terms of the offering of that series of debt securities and/or warrants, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the debt securities and/or warrants, the proceeds to the Province from the sale of the debt securities and/or warrants, any underwriting discounts and other items constituting underwriters’ or agents’ compensation, any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

We may distribute debt securities and warrants from time to time in one or more transactions:

•	at a fixed price or prices, which may change;

•	at market prices prevailing at the time of sale;

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•	at prices related to such prevailing market prices; or

•	at prices to be negotiated with purchasers.

Debt securities and warrants may be sold through agents designated by us. The agents will solicit offers by institutions to purchase the offered debt securities and/or warrants directly from the Province, pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will set forth the commission we will pay to the agents and any conditions to the contracts. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring such debt securities or warrants for its own account. The applicable prospectus supplement will also set forth whether underwriters will be obligated to purchase all of the debt securities and/or warrants offered thereby if any are purchased.

In connection with the sale of debt securities and warrants, the Province, or purchasers of debt securities and warrants for whom the underwriters may act as agents, may compensate the underwriters in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities and warrants may be deemed to be underwriters and any discount or commissions received by them from the Province, and any profit on the resale of debt securities and warrants by them, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the “Securities Act”). The prospectus supplement will identify any underwriters with respect to the debt securities and warrants.

We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of debt securities and warrants against certain liabilities, including liabilities under the Securities Act, or to provide contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

DEBT RECORD

In the last 20 years, the Province has not defaulted on any of its direct or guaranteed debt obligations. During such period, payments have been made when due.

AUTHORIZED AGENT

The authorized agent of the Province in the United States is Gitane De Silva, at the Canadian Embassy, 501 Pennsylvania Avenue N.W., Washington, D.C. 20001, telephone: 202-448-6475.

EXPERTS AND PUBLIC OFFICIAL DOCUMENTS

Information included or incorporated by reference in this prospectus, which is designated as being taken from a publication of the Province of Alberta, or any agency or instrumentality of either, is included or incorporated herein upon the authority of such publication as a public official document.

All financial and statistical information of the Province included or incorporated by reference in this prospectus, except as otherwise noted, has been taken or derived from records and publications of the Province, and is included in this prospectus on the authority of Lowell Epp, Assistant Deputy Minister, Treasury and Risk Management, Treasury Board and Finance.

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LEGAL MATTERS

Unless otherwise indicated in the prospectus supplement, the legality of each series of debt securities and warrants offered by this prospectus, and certain other matters of Canadian and Alberta law, will be passed upon by the Department of Justice and Solicitor General, Province of Alberta.

Certain matters of United States law in connection with the offering of the debt securities and warrants will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel to the Province.

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PART II

SUPPLEMENTAL INFORMATION

(THAT REQUIRED BY ITEMS (11), (13) AND (14) AND A PART OF THAT REQUIRED

BY ITEM (3) OF SCHEDULE B OF THE SECURITIES ACT OF 1933, AS AMENDED)

(1)	The following are the estimated expenses of the issuance and distribution of the securities being registered:

Registration fee	US$	1,245,000
Listing fees and expenses*		15,000
Printing expenses*		80,000
Rating agency fees*		250,000
Fiscal agent fees and expenses*		75,000
Legal fees and expenses*		350,000
Other*		-

Total	US$	2,015,000

*	Estimate.

(2)	The Registrant hereby agrees to furnish an opinion or opinions of counsel, with respect to the legality of the issue, in connection with the offering of securities under this registration statement, and to furnish copies of the documents authorizing each issue of securities under this Registration Statement, and any other governmental approvals of the Registrant required in connection with this issue, in amendments to this Registration Statement or an amendment to the Registrant’s annual report on Form 18-K, in each case together with translations of the same into the English language.

(3)	All of the funded debt or floating debt of the Province is unsecured, hence there is no provision for substitution of security with regard thereto.

UNDERTAKINGS

The Province hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clause (i) or (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is incorporated by reference in this Registration Statement.

(b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(e)	That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(f)	That, for purposes of determining any liability under the Securities Act, each filing of the Province’s annual report on Form 18-K or of amendments thereto under the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)

That, for the purpose of determining liability under the Securities Act to any purchaser each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed part of and included in the Registration Statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

CONTENTS OF REGISTRATION STATEMENT

This registration statement consists of

A.	The facing sheet;

B.	Part I, consisting of the Prospectus;

C.	Part II, consisting of pages II-1 through II-6;

D.	The following exhibits:

(A)       Form of Underwriting Agreement.

(B)       Form of Fiscal Agency Agreement, including Form of Debt Securities (incorporated by reference from Exhibit B to the Registrant’s Amendment No. 1 to the Registration Statement under Schedule B, filed with the Commission on October 24, 2016).

(C)       Form of Warrant Agreement, including Form of Warrants.*

(D)       The opinion of legal counsel of the Department of Justice and Solicitor General, Province of Alberta, including a consent relating thereto, in respect of the legality and validity of the Debt Securities and/or Warrants.

(E)       Consent of Lowell Epp, Assistant Deputy Minister, Treasury and Risk Management, Treasury Board and Finance (see Page II-7).

*	To be filed in an amendment to the Registrant’s Annual Report on 18-K incorporated by reference in, or an amendment to, this Registration Statement.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Province of Alberta, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edmonton, Province of Alberta, Canada.

PROVINCE OF ALBERTA

By:	/s/ Lowell Epp
Name: Lowell Epp
Title: Assistant Deputy Minister, Treasury and Risk Management, Treasury Board and Finance

Edmonton, Alberta

Dated: April 16, 2018

SIGNATURE OF REGISTRANT’S AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, set out below is the signature of an authorized agent of the Registrant in the United States.

PROVINCE OF ALBERTA

By:	/s/ Gitane De Silva
Name: Gitane De Silva
Title: Alberta’s Senior Representative to the United States, and Authorized Agent

Washington, D.C.

Dated: April 16, 2018

CONSENT

I hereby consent to the reference to me under the heading “Experts and Public Official Documents” in the Prospectus constituting Part I of the Registration Statement of the Province of Alberta with which this consent is filed.

PROVINCE OF ALBERTA

By:	/s/ Lowell Epp
Name: Lowell Epp
Title: Assistant Deputy Minister, Treasury and Risk Management, Treasury Board and Finance

Edmonton, Alberta

Dated:   April 16, 2018

Exhibit A

Dated as of [●]

PROVINCE OF ALBERTA

U.S.$[●]

[●]% Bonds, Series [●], due [●], 20[●]

UNDERWRITING AGREEMENT

Province of Alberta

Underwriting Agreement

[●]	[●]

As representatives of the several Underwriters

c/o [●]

Dear Ladies and Gentlemen:

The Province of Alberta (the “Province”) proposes to issue and sell the principal amount of its debt securities identified in Schedule I hereto (the “Securities”) to the underwriters named in Schedule II hereto (the “Underwriters”), for whom you are acting as representatives (the “Representatives”). The Securities will be issued in the form of one or more fully registered permanent global securities (the “Global Securities”) registered in the name of Cede & Co., as the nominee of The Depository Trust Company (“DTC”), subject to the provisions of the fiscal agency agreement identified on Schedule I hereto (the “Fiscal Agency Agreement”). As of [●] (the “Time of Sale”), the Province had prepared the following information (collectively, the “Time of Sale Information”): the Basic Prospectus (as defined below) as supplemented by the Preliminary Final Prospectus (as defined below) dated [●] and the Issuer Free Writing Prospectus (as defined below), substantially in the form of Schedule I hereto. As used herein, “Issuer Free Writing Prospectus” shall have the meaning assigned to the term “issuer free writing prospectus” in Rule 433 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). This Agreement is to confirm the arrangements with respect to the purchase of the Securities by the several Underwriters.

1.        Representations and Warranties.    The Province represents and warrants to, and agrees with, the several Underwriters that:

(i)        The Time of Sale Information, at the Time of Sale and at the Closing Date (as hereinafter defined), did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Province makes no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information furnished to the Province in writing by or on behalf of an Underwriter through the Representatives specifically for use in such Time of Sale Information. The Issuer Free Writing Prospectus in the form of Schedule I hereto complies in all material respects with the U.S. Securities Act.

(ii)        The Province has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement or registration statements under Schedule B of the U.S. Securities Act, which has or have become effective, for the registration of any Securities which may be sold in the United States under the

U.S. Securities Act. Each such registration statement, as amended at the date of this Agreement, complies in all material respects with the requirements of the U.S. Securities Act and the rules and regulations thereunder. The Province has filed a Preliminary Final Prospectus (as defined below) with the SEC pursuant to Rule 424 under the U.S. Securities Act, which has been furnished to the Underwriters, and proposes to file with the SEC pursuant to Rule 424 under the U.S. Securities Act a supplement to the form of prospectus included in the most recent registration statement, or amendment thereto, filed with the SEC relating to the Securities and the plan of distribution thereof and has advised you of all further information (financial and other) with respect to the Province to be set forth therein. The registration statement or registration statements, including the exhibits thereto and the documents incorporated by reference therein, as amended at the date of this Agreement, is or are herein called the “Registration Statement”; the prospectus in the form in which it appears in the Registration Statement, including the documents incorporated by reference therein, is herein called the “Basic Prospectus”; the Basic Prospectus as supplemented to reflect the terms of the Securities and the terms of the offering thereof, in the form in which it shall be first filed with the SEC pursuant to Rule 424 under the U.S. Securities Act after the date hereof, including the documents incorporated by reference therein, is herein called the “Final Prospectus”; and any preliminary form of the Final Prospectus which has heretofore been filed pursuant to Rule 424 under the U.S. Securities Act, including the documents incorporated by reference therein, is herein called the “Preliminary Final Prospectus.”

(iii)        As of the date hereof, when the Final Prospectus is first filed pursuant to Rule 424 under the U.S. Securities Act, when, prior to the Closing Date (as hereinafter defined), any amendment to the Registration Statement becomes effective, when any supplement to the Final Prospectus is filed with the SEC and at the Closing Date, (a) the Registration Statement, as amended as of any such time and the Final Prospectus, as amended or supplemented as of any such time, complied and will comply in all material respects with the applicable requirements of the U.S. Securities Act and the rules and regulations thereunder and (b) the Registration Statement, as amended as of any such time, did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, and the Final Prospectus, as amended or supplemented as of any such time, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the summary set out in the Final Prospectus is not misleading, inaccurate or inconsistent when read with other parts of the Final Prospectus; provided, however, that the Province makes no representations or warranties as to the information contained in or omitted from the Registration Statement or the Final Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Province by or on behalf of any Underwriter through the Representatives specifically for use in connection with the preparation of the Registration Statement or the Final Prospectus.

2.        Purchase and Sale. Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Province agrees to sell to each Underwriter, and each Underwriter, severally and not jointly, agrees to purchase from the Province, at the purchase price set forth in Schedule II hereto, the principal amount of the Securities set forth opposite such Underwriter’s name in Schedule II hereto.

3.        Delivery and Payment. Delivery of and payment for the Securities shall be made at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, Toronto-Dominion Centre, 77 King Street West, Suite 3100, Toronto, Ontario, Canada (or such other place as may be agreed to by the Representatives and the Province) at 9:00 A.M., Toronto time, on [●] (or at such time on such later date not later than five business days after such specified date as the Representatives and the Province shall agree upon), which date and time may be postponed by agreement between the Representatives and the Province or as provided in Section 10 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”). Delivery of the Global Securities shall be made to the Representatives or to their order for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to the Province in immediately available (same day) funds by transfer to a U.S. dollar account specified by the Province. The Global Securities shall be substantially in the form annexed to the Fiscal Agency Agreement and registered in the name of Cede & Co., as nominee of DTC.

The Global Securities shall be made available for inspection and checking by the Representatives in Toronto, Ontario not later than 3:00 P.M. (Toronto time) on the business day prior to the Closing Date. For purposes of this Agreement, “business day” shall mean a day on which banking institutions in the City of New York, the City of Toronto, Ontario and the City of Edmonton, Alberta are not authorized or obligated by law or executive order to be closed.

4.        Listing. The Province agrees with the several Underwriters to file or cause to be filed an application to list the Securities on the Euro MTF Market, the exchange regulated market of the Luxembourg Stock Exchange (the “Stock Exchange”) as soon as possible after the Closing Date. References herein to “list”, “listed” or “listing” when used in relation to the Stock Exchange shall mean admitted to the Official List and admitted to trading on the Euro MTF Market. The Province shall use all reasonable efforts to cause the Securities to be listed on the Stock Exchange as soon as possible after the Closing Date. The Province further agrees to furnish to the Stock Exchange all documents, instruments, information and undertakings and to publish all advertisements or other material that may be necessary in order to effect the listing of the Securities and to cause the listing of the Securities on the Stock Exchange to be continued for so long as any of the Securities remain outstanding; provided, however, that if in the opinion of the Province, the continuation of such listing shall become unduly onerous, then the Province may delist the Securities from the Stock Exchange; provided, further, that if the

Securities are to be so delisted from the Stock Exchange, the Province will use its best efforts to obtain the admission to listing, trading and/or quotation of the Securities by another listing authority, securities exchange and/or quotation service as it may reasonably decide (including a market which is not a regulated market or a market outside of the European Economic Area), provided however that any such authority, exchange or service shall be commonly used for the listing and trading of debt securities in the international bond market, provided that nothing herein shall require the Province to seek an alternative admission to listing, trading and/or quotation of the Securities on any such authority, exchange or service where it would be, as reasonably determined by the Province, impractical or unduly burdensome to do so. The provisions of this Section 4 shall apply, mutatis mutandis, to any other listing authority, securities exchange and/or quotation service on which the Securities may be admitted to listing, trading and/or quotation.

5.        Agreements.  (a)  The Province and the several Underwriters agree that:

(i)        Prior to the termination of the offering of the Securities, the Province will not file any amendment to the Registration Statement, any supplement to the Time of Sale Information or the Final Prospectus, unless the Province has furnished to the Underwriters a copy for their review prior to filing and will not file any such proposed amendment, supplement or document to which the Underwriters reasonably object, except that the Underwriters may not object to the filing, as exhibits to an amendment on Form 18-K/A to the Province’s Annual Report on Form 18-K, of reports prepared by the Province in the ordinary course. Subject to the foregoing sentence, the Province will cause any Preliminary Final Prospectus and the Final Prospectus to be filed (or mailed for filing) with the SEC pursuant to Rule 424 under the U.S. Securities Act and the Province will file any Issuer Free Writing Prospectus to the extent required by Rule 433 under the U.S. Securities Act. Prior to the termination of the offering of the Securities, the Province will promptly advise the Representatives (i) when the Time of Sale Information, the Final Prospectus or any document that would as a result thereof be incorporated by reference in the Time of Sale Information or the Final Prospectus shall have been filed (or mailed for filing) with the SEC, (ii) when any amendment to the Registration Statement relating to the Securities shall have become effective, (iii) of any request by the SEC for any amendment of the Registration Statement or amendment of or supplement to the Time of Sale Information or the Final Prospectus or for any additional information relating thereto or to any document incorporated by reference in the Preliminary Final Prospectus or the Final Prospectus, (iv) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the institution or threatening of any proceeding for that purpose and (v) of the receipt by the Province of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose. The Province will use its best efforts to prevent the issuance of any such stop order and, if issued, to obtain as soon as possible the withdrawal thereof.

(ii)        Before using or filing any Issuer Free Writing Prospectus, other than the Issuer Free Writing Prospectus substantially in the form of Schedule I hereto, the Province will furnish to the Representatives and counsel for the Underwriters a copy of the proposed Issuer Free Writing Prospectus for review and will not use or file any such Issuer Free Writing Prospectus to which the Representatives reasonably object; provided that the Representatives may not object to a filing that is required under the U.S. Securities Act.

(iii)        If, at any time when a prospectus relating to the Securities is required to be delivered under the U.S. Securities Act, any event occurs as a result of which the Time of Sale Information or the Final Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend or supplement the Time of Sale Information or the Final Prospectus to comply with the U.S. Securities Act or the rules and regulations thereunder, the Province promptly will prepare and file with the SEC, subject to the first sentence in paragraph (a)(i) of this Section 5, an amendment or supplement at its own expense which will correct such statement or omission or an amendment which will effect such compliance.

(iv)        The Province will make generally available to its security holders and to the Representatives as soon as practicable after the close of its first fiscal year beginning after the date hereof, statements of its revenues and expenditures for such fiscal year which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and the applicable rules and regulations thereunder.

(v)        The Province will furnish to the Representatives, upon request, copies of the Registration Statement (including exhibits thereto) and each amendment thereto which shall become effective on or prior to the Closing Date and, so long as delivery of a prospectus by an Underwriter or a dealer may be required by the U.S. Securities Act or publication of a prospectus may be required by the European Prospectus Directive, as many copies of any Preliminary Final Prospectus, any Issuer Free Writing Prospectus, the Final Prospectus and any amendments thereof and supplements thereto as the Representatives may reasonably request.

(vi)        The Province will arrange for the qualification of the Securities for offer and sale and the determination of their eligibility for investment under the securities laws of such states and other jurisdictions of the United States as the Representatives may designate and will maintain such qualifications in effect so long as required for the distribution of the Securities; provided, however, that the Province shall not be obligated to take any action in connection with such qualification that would subject it to service of process generally or require it to qualify as a dealer in securities.

(vii)        The Province will pay all expenses in connection with (a) the preparation, issue, execution and delivery of the Securities (including fees of the registrar, fiscal agent, transfer agent and paying agents and the fees and expenses of the Province’s legal advisors in accordance with the respective agreements with the parties), (b) the fee incurred in filing the Registration Statement (including all amendments thereto), any Issuer Free Writing Prospectus and any Time of Sale Information with the SEC, (c) if applicable, all fees and expenses in relation to the listing of the Securities on the Stock Exchange and the maintenance of such listing and (d) any fee payable to rating services in connection with the rating of the Securities.

(viii)        The Province will pay all costs incurred in connection with the printing of the Final Prospectus and each Preliminary Final Prospectus (including all amendments thereof or supplements thereto), any Issuer Free Writing Prospectus and the cost of delivering the same to locations designated by the Underwriters, the Province and each of their counsel.

(b)        Each Underwriter agrees that:

(i)        It will cause the Representatives to deliver to the Province a letter prior to the Closing Date containing the total sales of the Securities made in the initial distribution in the United States together with an estimate of the number of Securities reasonably expected to be sold within the United States in secondary market transactions within 40 days of the Closing Date; provided, however, that the Underwriters shall bear no responsibility for any discrepancy between such estimate and the actual number of Securities sold within the United States pursuant to such secondary market transactions in such time period.

(ii)        It has not and will not use, authorize use of, refer to, or participate in the planning for use of, any “free writing prospectus” (as defined in Rule 405 under the U.S. Securities Act) (which term includes use of any written information furnished to the SEC by the Province and any press release issued by the Province) other than (A) the Issuer Free Writing Prospectus substantially in the form of Schedule I hereto or prepared pursuant to Section 5(a)(ii) above, or (B) any “free writing prospectus” prepared by such Underwriter and provided to and consented to by the Province in advance in writing (each such “free writing prospectus” referred to in this clause (B), an “Underwriter Free Writing Prospectus”); provided that the Underwriters may use a Bloomberg term sheet in accordance with Section 5(b)(iv) below.

(iii)        It has not and will not distribute any Underwriter Free Writing Prospectus referred to in Section 5(b)(ii)(B) in a manner reasonably designed to lead to its broad unrestricted dissemination unless the Province has consented in advance in writing to such dissemination.

(iv)        It has not used and will not use, without the prior written consent of the Province, any “free writing prospectus” that contains the final terms of the

Securities unless such terms have previously been included in an Issuer Free Writing Prospectus filed or to be filed with the SEC; provided that the Underwriters may use a Bloomberg term sheet that contains some or all of the information in Schedule I hereto without the consent of the Province; and provided further that such Bloomberg term sheet, solely as a result of use by the Underwriters, would not trigger an obligation to file such free writing prospectus with the SEC pursuant to Rule 433 under the U.S. Securities Act.

(v)        It is not subject to any pending proceeding under Section 8A of the U.S. Securities Act with respect to the offering (and will promptly notify the Province if any such proceeding against it is initiated during the period that delivery of a prospectus by an Underwriter or a dealer may be required by the U.S. Securities Act).

6.        Selling Restrictions.

(a)        European Economic Area. In relation to each member state of the European Economic Area (a “Member State”), each of the Underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities, represents and agrees that with effect from and including the date on which the Prospectus Directive was implemented in that Member State (the “Relevant Implementation Date”) it and each such affiliate has not made and will not make an offer of Securities which are the subject of the offering contemplated by the Final Prospectus to the public in that Member State except that it and each such affiliate may, with effect from and including the Relevant Implementation Date, make an offer of such Securities to the public in that Member State:

(i)        to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(ii)        to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the Province for any such offer; or

(iii)        in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Securities shall require the Province or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Securities to the public” in relation to any Securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe for the Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression

“Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measures in the Member State.

(b)        United Kingdom. Each Underwriter, on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities, represents and agrees that:

(i)        it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended the “FSMA”) received by it in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to the Province; and

(ii)        it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

(c)        Hong Kong. Each Underwriter, on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities, represents and agrees that:

(i)        The Securities will not be offered or sold in Hong Kong, by means of the Preliminary Final Prospectus or any document, other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO, or (ii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O.

(d)        Singapore. Each Underwriter, on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities, represents and agrees that:

(i)        The Preliminary Final Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Preliminary Final Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Securities may not be circulated or distributed, nor may the Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”)) pursuant to Section 274 of the SFA (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or to any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

(ii)        Where the Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (A) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (B) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239 (1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Securities pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 32 of the Securities and Futures (Offers of Investments)(Shares and Debentures) Regulations 2005 of Singapore.

(e)        Japan. Each Underwriter, on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities, represents and agrees that:

(i)        The Securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended) (the “FIEA”) and, accordingly, each of the underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities, has undertaken that it has not offered or sold and will not offer or sell any Securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Control Law (Law No. 228 of 1949, as amended)) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

(f)        United Arab Emirates. Each Underwriter, on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities, represents and agrees that the Securities have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) other than in compliance with the laws, regulations and rules of the United Arab Emirates, the Abu Dhabi Global Market and the Dubai International Financial Centre governing the issue, offering and sale of securities. Further, the Preliminary Final Prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) and are not intended to be a public offer. The Preliminary Final Prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, the Financial Services Regulatory Authority or the Dubai Financial Services Authority.

(g)        Sale and Distribution. In addition to the provisions of Sections 6(a) through (f) above, each of the Underwriters, on behalf of itself and each of its respective affiliates that participates in the initial distribution of the Securities, severally represents to and agrees with the Province that it and each of its respective affiliates has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any of the Securities or distribute the Basic Prospectus, any Preliminary Final Prospectus, the Final Prospectus, the Time of Sale Information, any “free writing prospectus”, or any other offering material relating to the Securities, in or from any jurisdiction except under circumstances that will, to the best of its knowledge and belief, after reasonable investigation, result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on the Province except as contained in this Agreement. In addition, the Representatives agree with the Province to cause each selling group member to agree to comply with the restrictions on offers and sales of the Securities set forth in this Section 6.

(h)        Authorizations. Without prejudice to the provisions of Sections 6(a) through (f) above and except for the registration of the Securities under the U.S. Securities Act and the qualification of the Securities for offer and sale and the determination of their eligibility for investment under the applicable securities laws of such jurisdictions as the Representatives may designate pursuant to Section 5(a)(vii), the Province shall not have any responsibility for, and the Underwriters severally agree with the Province that each Underwriter and their respective affiliates will obtain, any consent, approval or authorization required by them for the subscription, offer, sale or delivery by them of any of the Securities under the laws and regulations in force in any jurisdiction to which they are subject or in or from which they make such subscription, offer, sale or delivery of any of the Securities.

7.        Conditions to the Obligations of the Underwriters. The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of the Province contained herein as of the date hereof, as of the date of the effectiveness of any amendment to the Registration Statement filed prior to the Closing Date (including the filing of any document incorporated by reference therein) and as of the Closing Date, to the accuracy of the statements of the Province made in any certificates pursuant to the provisions hereof, to the performance by the Province of its obligations hereunder and to the following additional conditions:

(a)        No stop order suspending the effectiveness of the Registration Statement, as amended from time to time, shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Province or the Representatives shall be contemplated by the SEC; and the Final Prospectus shall have been filed with the SEC pursuant to Rule 424 not later than 5:00 P.M., New York City time, on the second business day following the date hereof or transmitted by a means reasonably calculated to result in filing with the SEC by such date; and each Issuer Free Writing Prospectus, to the extent required by Rule 433 under the U.S. Securities Act, shall have been filed with the SEC under the U.S. Securities Act.

(b)        The Province shall have furnished to the Representatives, on behalf of the Underwriters, on or prior to the Closing Date, a written opinion dated the Closing Date of legal counsel of the Department of Justice and Solicitor General substantially to the effect that, based on the assumptions and subject to the qualifications set forth therein:

(i)        this Agreement has been duly authorized, executed and delivered by the Province in accordance with the laws of the Province;

(ii)        the Fiscal Agency Agreement has been duly authorized, executed and delivered by the Province in accordance with the laws of the Province, and, assuming due execution and delivery by the Fiscal Agent, constitutes a legal, valid and binding agreement of the Province enforceable in accordance with its terms;

(iii)        the Securities have been duly authorized and the Global Securities have been duly executed by the Province in accordance with the laws of the Province and the Order or Orders of the Lieutenant Governor in Council applicable thereto, and, when authenticated in accordance with the provisions of the Fiscal Agency Agreement and delivered to and paid for by the Underwriters pursuant to this Agreement, will constitute legal, valid and binding obligations of the Province, enforceable in accordance with their terms;

(iv)        the statements in the Preliminary Final Prospectus, read together with the Time of Sale Information, and the Final Prospectus under the caption “Description of Debt Securities and Warrants — Canadian Income Tax Considerations,” as supplemented by “Tax Matters — Canadian Taxation” are accurate in all material respects subject to the qualifications therein stated;

(v)        the payment of principal of and interest on the Securities will be payable out of the General Revenue Fund of the Province of Alberta;

(vi)        no authorization, consent, waiver or approval of, or filing, registration, qualification or recording with, any governmental authority of the Province of Alberta or of Canada is required in connection with the execution, delivery and performance by the Province of this Agreement or the Fiscal Agency Agreement or the sale of the Securities by the Province in the manner contemplated in this Agreement and the Final Prospectus, except for the applicable Order or Orders of the Lieutenant-Governor in Council, which have been obtained;

(vii)      no stamp or other similar duty or levy is payable under the laws of the Province of Alberta or the laws of Canada applicable in the Province in connection with the execution, delivery and performance by the Province of this Agreement and the Fiscal Agency Agreement, or in connection with the issue and sale of the Securities by the Province in the manner contemplated in this Agreement, the Time of Sale Information and the Final Prospectus; and

(viii)      Her Majesty the Queen in right of Alberta may be sued in the courts of the Province of Alberta with regard to any claims arising out of or relating to the obligations of the Province under the Securities. No law in the Province of Alberta requires the consent of any public official or authority for suit to be brought or judgment to be obtained against Her Majesty the Queen in right of Alberta arising out of or relating to the obligations of the Province under the Securities, although Her Majesty the Queen in right of Alberta may require certain information to be provided to Her Majesty the Queen in right of Alberta. An amount payable by Her Majesty the Queen in right of Alberta under an order of a court of the Province of Alberta that is final and not subject to appeal is payable out of the General Revenue Fund of the Province of Alberta pursuant to the Proceedings Against the Crown Act (Alberta).

(c)        The Representatives, on behalf of the Underwriters, shall have received on the Closing Date from Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel to the Province, favorable opinions dated the Closing Date, subject to such qualifications and based upon such assumptions as are customary in the United States in respect of such opinion, to the effect that:

(i)        The Securities, when issued and delivered, will conform in all material respects to the description contained in the Time of Sale Information and Final Prospectus under the caption “Description of Debt Securities”; and

(ii)        the statements in the Time of Sale Information and the Final Prospectus under the heading “Description of Debt Securities — United States Income Tax Considerations”, as supplemented by “Tax Matters — United States Taxation”, to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects.

Such counsel shall also state that based upon such counsel’s participation in conferences and telephone conversations with officers and other representatives of the Province and counsel for the Province (and relying as to factual matters on officers, employees and other representatives of the Province), such counsel’s understanding of the U.S. federal securities laws and the experience they have gained in their practice thereunder, they advise that their work in connection with this matter did not disclose any information that caused them to believe that (A) as of the Time of Sale, the Registration Statement or any amendment thereto prior to the Closing Date (except for the financial statements, financial statement schedules and other financial, accounting or statistical data included therein or omitted therefrom, as to which such counsel expresses no such belief), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (B) as of the Time of Sale, the Time of Sale Information (except for the financial statements, financial statement schedules and other financial, accounting or statistical data included therein or omitted therefrom, in each case, as to which such counsel expresses no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (C) at the time the Final Prospectus was issued, at the time any amended or supplemented prospectus was issued or at the Closing Date, the Final Prospectus or any amendment or supplement thereto (except for the financial statements, financial statement schedules and other financial, accounting or statistical data included therein or omitted therefrom, as to which such counsel expresses no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

In giving such opinions, such counsel may rely, without independent investigation, as to matters relating to the federal law of Canada or the laws of the Province, on the opinion of legal counsel of the Department of Justice and Solicitor General of the Province, rendered pursuant to Section 7(b) hereof.

(d)        The Representatives, on behalf of the Underwriters, shall have received on the Closing Date from Norton Rose Fulbright Canada LLP, Canadian counsel for the Underwriters, a favorable opinion dated the Closing Date as to the form and validity of the Securities and as to the proceedings and other related matters incident to the issuance and sale of the Securities on the Closing Date, and the Representatives, on behalf of the Underwriters, shall have received on the Closing Date from Davis Polk & Wardwell LLP, United States counsel for the Underwriters, a favorable opinion dated the Closing Date with respect to the Registration Statement, the Time of Sale Information and the Final Prospectus and other related matters as the Representatives may reasonably require. In giving their opinion, Davis Polk & Wardwell LLP may rely upon the opinion of Norton Rose Fulbright Canada LLP as to matters of Canadian and Alberta law.

(e)        The Province shall have furnished to the Representatives, on behalf of the Underwriters, on the Closing Date a certificate of the Province, signed by the duly authorized officer of the Province (who may rely as to proceedings pending or contemplated upon the best of his knowledge), dated the Closing Date, to the effect that:

(i)        the representations and warranties of the Province in this Agreement are true and correct in all material respects on and as of the Closing Date with the same effect as if made on the Closing Date and the Province has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii)        no stop order suspending the effectiveness of the Registration Statement, as amended, has been issued and no proceedings for that purpose have been instituted or, to the Province’s knowledge, threatened; and

(iii)      there has been no material adverse change in the financial, economic or political conditions of the Province from those set forth in or contemplated by the Registration Statement, the Time of Sale Information and the Final Prospectus.

(f)        Subsequent to the execution of this Agreement and on or prior to the Closing Date, there shall not have been any decrease in the ratings of any of the Province’s long-term debt securities by Moody’s Investors Service, Standard & Poor’s, a division of S&P Global Inc., or Dominion Bond Rating Service (DBRS).

(g)        Prior to the Closing Date, the Province shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

If any of the conditions specified in this Section 7 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be in all material respects reasonably satisfactory in form and substance to the Representatives, this Agreement and all obligations of the Underwriters hereunder may be cancelled at, or at any time prior to, the Closing Date by the Representatives. Notice of such cancellation shall be given as soon as practicable to the Province in writing or by telephone or facsimile transmission, in either case confirmed in writing.

8.        Stabilization and Over-allotment. Any over-allotment or stabilization transaction by the Underwriters in connection with the distribution of the Securities shall be effected by them on their own behalf and not as agents of the Province, and any gain or loss arising therefrom shall be for their own account. The Underwriters acknowledge that the Province has not been authorized to issue Securities in excess of the principal amount set forth in Schedule I hereto. The Underwriters also acknowledge that the Province has not authorized the carrying out by the Underwriters of stabilization transactions other than in conformity with applicable rules, including those made pursuant to Regulation M under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) (if applicable).

9.        Indemnification and Contribution.

(a)        The Province will indemnify and hold harmless each Underwriter, each of its affiliates that participates in the initial distribution of the Securities and each person, if any, who controls any Underwriter within the meaning of the U.S. Securities Act or the U.S. Exchange Act against any losses, claims, damages or liabilities, joint or several, to which such Underwriter or such controlling person may become subject, under the U.S. Securities Act, the U.S. Exchange Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement relating to the Securities or any amendment thereof, including all documents incorporated by reference, or the Basic Prospectus, any Preliminary Final Prospectus, the Time of Sale Information, any Issuer Free Writing Prospectus, Final

Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse each Underwriter and each such controlling person for any legal or other expenses reasonably incurred by such Underwriter or such controlling person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that (i) the Province will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any of such documents in reliance upon and in conformity with written information furnished to the Province by any Underwriter through the Representatives specifically for use therein and (ii) such indemnity with respect to the Basic Prospectus, any Preliminary Final Prospectus, any Issuer Free Writing Prospectus and the Time of Sale Information shall not inure to the benefit of any Underwriter (or any person controlling such Underwriter) from whom the person asserting any such loss, claim, damage or liability purchased the Securities which are the subject thereof if such person did not receive a copy of the Time of Sale Information at or prior to the sale of such Securities to such person and the untrue statement or omission of a material fact contained in the Basic Prospectus, Issuer Free Writing Prospectus, or Preliminary Final Prospectus was corrected in the Time of Sale Information provided to the Underwriter prior to the time of sale of such Securities to such person. The indemnity in this Section 9(a) will be in addition to any liability which the Province may otherwise have.

(b)        Each Underwriter, severally and not jointly, will indemnify and hold harmless the Province and the duly authorized representatives in the United States of the Province who have signed the Registration Statement, against any losses, claims, damages or liabilities to which the Province or its duly authorized representatives may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement relating to the Securities or any amendment thereof or in the Time of Sale Information or Final Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Province by such Underwriter through the Representatives specifically for use therein; and will reimburse any legal or other expenses reasonably incurred by the Province or its duly authorized representatives in connection with investigating or defending any such loss, claim, damage, liability or action or (ii) a breach by such Underwriter of any representation, or failure to perform or observe any agreement, contained in Section 6 of this Agreement. The indemnity in this Section 9(b) will be in addition to any liability which such Underwriter may otherwise have. The Province acknowledges, for the purposes of clause (i) above, that the statements under the heading “Underwriting” (except for the statements in the paragraphs relating to the European Economic Area, the United Kingdom and the securities laws of Hong Kong, Singapore, Japan and the United Arab Emirates, the sentence relating to stamp taxes and other charges and the sentence relating to the estimated expenses of the Province) in Time of Sale Information or in the Final Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any of the documents referred to in the foregoing indemnity, and the Underwriters confirm that such statements are correct; provided that such acknowledgement by the Province does not extend to any “free writing prospectus” other than the Issuer Free Writing Prospectus in the form of Schedule I hereto.

(c)        Promptly after receipt by an indemnified party under this Section 9 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 9, notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Section 9. In case any such action is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party and the payment of all reasonable fees and expenses as they are incurred; provided, that if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of its election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 9 for any legal or other expenses, subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed separate counsel in connection with the assertion of legal defenses in accordance with the proviso to the immediately preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel, approved by the Representatives in the case of subparagraph (a), representing the indemnified parties under subparagraph (a) who are parties to such action), (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party; and except that, if clause (i) or (iii) is applicable, such liability shall be only in respect of the counsel referred to in such clause (i) or (iii). An indemnifying party will not, without the prior written consent of the indemnified parties (which consent shall not be unreasonably withheld or delayed), settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding. In order to be entitled to an indemnity with respect to a claim hereunder, an indemnified party will not, without the prior written consent of the indemnifying parties, settle or compromise or consent to the entry of any judgment with respect to such pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnifying parties are actual or potential parties to such claim or action).

(d)        If recovery is not available under the foregoing indemnification provisions of this Section, for any reason other than as specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution to liabilities and expenses, except to the extent that contribution is not permitted under Section 11(f) of the Securities Act. The Province and the Underwriters shall contribute to the aggregate losses, claims, damages and liabilities to which the Province and the Underwriters may be subject in such proportion so that the Underwriters are responsible for that portion represented by the percentage that the underwriting discount specified in Schedule II hereto bears to the public offering price of the Securities specified in Schedule I hereto and the Province is responsible for the balance; provided, however, that in no case shall any Underwriter be responsible for any amount in excess of the underwriting discount applicable to the Securities purchased by such Underwriter hereunder. For purposes of this Section 9, each affiliate that participates in the initial distribution of the Securities and each person who controls an Underwriter within the meaning of the U.S. Securities Act shall have the same rights to contribution as the Underwriters, and each duly authorized representative in the United States of the Province who shall have signed the Registration Statement shall have the same rights to contribution as the Province. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this paragraph (d), notify such party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any other obligation it or they may have otherwise than under this paragraph (d).

10.        Default by an Underwriter. If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the amount of Securities set forth opposite their names in Schedule II hereto bears to the aggregate amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate amount of Securities set forth in Schedule II hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such non-defaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any non-

defaulting Underwriter or the Province. In the event of a default by any Underwriter as set forth in this Section 10, the Closing Date shall be postponed for such period, not exceeding seven days, as the Representatives shall determine in order that the required changes in the Registration Statement and the Final Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Province and any non-defaulting Underwriter for damages occasioned by its default hereunder.

11.        Termination. The obligations under this Agreement may be terminated by the Representatives or the Province, in their respective absolute discretions, by notice given to the Province or the Representatives, as the case may be, prior to delivery of and payment for the Securities, if during the period beginning on the date hereof to and including the Closing Date prior to the delivery of and payment for the Securities, (a) trading in securities generally on the New York Stock Exchange or on any stock exchange on which any debt securities of the Province are listed shall have been suspended or materially limited, or minimum prices are established, (b) a general banking moratorium is declared in either the United States or Canada, or (c) there shall have occurred in the reasonable opinion of the Province or the Representatives, as the case may be, (i) a material change in general economic, political or financial conditions or (ii) a material change resulting from the effect of international conditions on the financial markets in the United States or Canada, in each case so as to make it impracticable to market the Securities on the terms and in the manner contemplated by the Time of Sale Information or the Final Prospectus.

12.        Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Province and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Underwriters or the Province or any of the officers, directors or controlling persons referred to in Section 9 hereof, and will survive delivery of and payment for the Securities. The provisions of Section 9 hereof shall survive the termination of this Agreement.

13.        Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives on behalf of the Underwriters, will be mailed, delivered, telecopied or telegraphed and confirmed to them care of [●], attention: [●] (Telephone No. [●]), or, if sent to the Province, will be mailed, delivered, telecopied or telegraphed and confirmed at the Treasury Board and Finance, 9th fl Federal Building, 9820 – 107 Street, Edmonton, Alberta, T5K 1E7 attention: Deputy Minister, Treasury Board and Finance (Telecopier No. 780-427-6596).

14.        Successors and Assigns. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns and the officials and controlling persons referred to in Section 9 hereof, and no other person will have any right or obligation hereunder. Neither this Agreement nor any interest or obligation in or under this Agreement may be assigned by the Underwriters without the prior written consent of the Province or by the Province without the prior written consent of the Representatives on behalf of the Underwriters.

15.        Dollar Figures. All dollar figures herein set forth are in U.S. dollars, unless otherwise indicated.

16.        Governing Law. This Agreement will be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable in Alberta.

17.        No Fiduciary Relationship. The Province acknowledges and agrees that: (a) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Province, on the one hand, and the Underwriters, on the other hand; (b) in connection with the offerings contemplated hereby and the process leading to such transaction the Underwriters are and have been acting as a principal and are not the agent or fiduciary of the Province, or its respective creditors, employees or any other party; and (c) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Province has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

18.        Counterparts. This Agreement may be executed in one or more counterparts (including counterparts by facsimile) and when a counterpart has been executed by each party hereto all such counterparts taken together shall constitute one and the same agreement.

19.        Advertisements. All advertisements of the issue of the Securities or publication of such formal notice as may be required by the rules of the Stock Exchange in connection with the listing of the securities on the Stock Exchange shall be published in a form or forms and manner to which the Province consents in writing prior to the date of publication. The Province may withhold its consent in its discretion regarding the use of any symbol in any such advertisement and the publication in which such advertisement is to appear.

20.        Other Liabilities Governed by Non-EEA Law. Notwithstanding and to the exclusion of any other term of this Agreement or any other agreements, arrangements, or understanding between the parties, each counterparty to a Relevant BRRD Party under this Agreement (including for the avoidance of doubt, the Province) acknowledges and accepts that a BRRD Liability arising under this Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(a)        the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of the Relevant BRRD Party to it under this agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

(i)        the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

(ii)        the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the Relevant BRRD Party or another person, and the issue to or conferral on it of such shares, securities or obligations;

(iii)        the cancellation of the BRRD Liability; and/or

(iv)        the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(b)         the variation of the terms of this Agreement, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

The terms which follow, when used in this Section 20, shall have the meanings indicated.

“Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time.

“Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation.

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

“BRRD Liability” means a liability in respect of which the relevant Bail-in Powers in the applicable Bail-in Legislation may be exercised.

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499.

“Relevant BRRD Party” means those Underwriters which are subject to the BRRD.

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to the Relevant BRRD Party.

21.        Time of the Essence. Time shall be of the essence in this Agreement.

22.        Representation of Underwriters. In all dealings hereunder, the Representatives shall, and have all necessary authority to, act on behalf of each of the Underwriters, and the Province shall be entitled to act and rely upon any statement, request, notice or agreement given by the Representatives, jointly or individually, on behalf of any of the Underwriters.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Province and the Underwriters.

Very truly yours,

Province of Alberta

By:
Name:
Title:

The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.

[●]

By:
Name:
Title

Acting for itself and on behalf of the several Representatives and the several Underwriters

SCHEDULE I

Province of Alberta

(Canada)

US$[●] [●] % Bonds due [●]

Final Term Sheet

Issuer:	Province of Alberta

Title:	[●]% Bonds, Series [●], due [●], 20[●]

Format:	SEC Registered Global Offering

Ranking:	Direct, unconditional debt

Size:	US$[●]

Trade Date:	[●], 20[●]

Settlement Date:	[●], 20[●]

Maturity:	[●], 20[●]

Interest Payment Dates:	[●] and [●] of each year

First Interest Payment Date:	[●], 20[●]

Spread to Benchmark Treasury:	T + [●] bps

Spread to Mid-Swaps:	+ [●] bps

Benchmark Treasury:	[●]% due [●] 20[●]

UST Spot/Yield:	[●]%

Yield to Maturity:	[●]%

Coupon:	[●]% payable semi-annually

Price:	[●]%, plus accrued interest, if any, from [●], 20[●]

Day Count:	[●]

Minimum Denominations:	US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000

Joint Lead Managers:	[●]

Co-managers:	[●]

CUSIP#/ISIN#:	[●]

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market may be completed following settlement on a reasonable efforts basis.

Governing Law:	Province of Alberta and Canada.

Prospectus and Prospectus Supplement:	Prospectus dated as of [●], 20[●] and Preliminary Prospectus Supplement dated as of [●], 20[●].

Settlement	We expect that delivery of the Securities will be made against payment therefor on or about [●], which is [●] business days following the date of pricing of the Securities (this settlement cycle being referred to as “T + [●]”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Securities on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Securities initially will settle in T + [●], to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Securities who wish to trade their Securities on the date of pricing or the next two succeeding business days should consult their own advisor.

Stabilization:	Reg M/FCA/ICMA

Legends:	This communication is intended for the sole use of the person to whom it is provided by us.

U.S. Legend:	The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling [●] at [●]

United Kingdom Legend:	This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order,

(iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of any Securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

European Economic Area Legend:

If and to the extent that this document is communicated in, or the offer of the Securities to which it relates is made in, any European Economic Area Member State (each, a “Member State”), that has implemented Directive 2003/71/EC (as amended, including by Directive 2010/73/EU and includes any relevant implementing measures in the relevant Member State (the “Prospectus Directive”)), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State. This document has been prepared on the basis that any offer of the Securities in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus or supplement to a prospectus under the Prospectus Directive.

MiFID II product governance / Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Securities has led to the conclusion that: (i) the target market for the Securities is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Securities to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Securities (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Securities (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Hong Kong Legend:	The Securities will not be offered or sold in Hong Kong, by means of this document or any document, other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO, or (ii) in other circumstances which do not result in this document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O.

Singapore Legend:

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Securities may not be circulated or distributed, nor may the Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA or to any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (A) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(B) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Securities pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 32 of the Securities and Futures (Offers of Investments)(Shares and Debentures) Regulations 2005 of Singapore.

Japan Legend:	The Securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended) (the “FIEA”) and, accordingly, each of the underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities, has undertaken that it has not offered or sold and will not offer or sell any Securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Control Law (Law No. 228 of 1949, as amended)) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

United Arab Emirates Legend:	The Securities have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) other than in compliance with the laws, regulations and rules of the United Arab Emirates, the Abu Dhabi Global Market and the Dubai International Financial Centre governing the issue, offering and sale of securities. Further, this document does not constitute a public offer of securities in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) and is not intended to be a public offer. This document has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, the Financial Services Regulatory Authority or the Dubai Financial Services Authority.

Other:	ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Exhibit D

Legal Services Division Finance & Treasury Legal Team 2nd Floor Peace Hills Trust Tower 10011 – 109 Street Edmonton, Alberta T5J 3S8 Canada Telephone: 780-644-2925 Email: michael.gluckman@gov.ab.ca

April 16, 2018

Province of Alberta

Treasury Board and Finance

8th Floor Federal Building, 9820 - 107 Street

Edmonton, Alberta T5K 1E7

Attention: President of Treasury Board, Minister of Finance

Dear Sirs/Mesdames:

Re:     Province of Alberta – Registration Statement on Schedule B

We have acted on behalf of Her Majesty the Queen in right of Alberta as represented by the President of Treasury Board, Minister of Finance (the “Province”), in connection with the Registration Statement under Schedule B of the United States Securities Act of 1933, as amended (the “Securities Act”), filed on April 16, 2018 with the Securities and Exchange Commission (the “SEC”)(the “Registration Statement”), pursuant to which the Province proposes to issue and sell from time to time up to US$11,000,000,0000 of its debt securities (the “Debt Securities”) and/or warrants (the “Warrants”).

In connection with the rendering of this opinion, we have examined the following:

1.	the Registration Statement;

2.	the form of underwriting agreement included as Exhibit A to the Registration Statement;

3.	the form of fiscal agency agreement included as Exhibit B to Amendment No. 1 to Registration Statement No. 333-213642 filed with the SEC on October 24, 2016 (the “2016 Registration Statement”);

4.	the form of Debt Securities included as Exhibit I to the form of fiscal agency agreement included as Exhibit B to the 2016 Registration Statement;

5.	the Financial Administration Act (Alberta), as amended;

6.	the Interpretation Act (Alberta), as amended;

7.	the Proceedings Against the Crown Act (Alberta), as amended;

8.	the Government Organization Act (Alberta), as amended, and the regulations thereunder; and

9.

copies of the Orders of the Lieutenant Governor in Council of the Province of Alberta O.C. 465/2017, O.C. 66/2017 and O.C. 334/2012 (as amended), authorizing the President of Treasury Board, Minister of Finance, on behalf of the Province, to raise money by the issue and sale from time to time of, among other instruments, notes, bonds, debentures or warrants, and to include such terms and conditions as are approved, from time to time, by the President of Treasury Board, Minister of Finance.

We have also examined such other documents as we have considered appropriate and necessary as a basis for the opinions hereinafter expressed.

In examining the documents referred to above, and in giving this opinion, we have assumed, without independent verification the genuineness of all signatures on such documents or the originals thereof, the authenticity of all documents submitted to us as originals and the completeness and conformity to original documents of all documents submitted to us as photostatic, telecopied, electronic or certified copies and the authenticity of the originals of such copies.

Based on the foregoing, and subject to the limitations and assumptions set out herein, we are of the opinion that the Debt Securities and/or the Warrants, when the specific terms of a particular issuance of Debt Securities and/or Warrants have been duly authorized by the Province and such Debt Securities and/or Warrants have been duly executed, authenticated and delivered, will constitute valid, binding and direct obligations of the Province enforceable in accordance with their terms.

The above opinion is based only on the laws in force in the Province of Alberta on the date hereof, including the federal laws of Canada applicable in Alberta. We have not examined the laws of any other jurisdiction and do not express or imply any opinion thereon.

Proceedings against the Province are governed by the Proceedings Against the Crown Act (Alberta), and equitable remedies of specific performance and injunctive relief are generally not available as remedies against the Province.

The enforceability of Debt Securities and/or Warrants may also be limited by bankruptcy, insolvency or other similar laws affecting enforcement of creditors’ rights and is subject to the discretionary nature of equitable remedies.

This opinion is provided solely for the benefit of the party to whom it is addressed and in connection with the transaction to which it relates. It may not be quoted, in whole or in part, or otherwise referred to, used or relied upon for any other purpose. We expressly disclaim any undertaking or obligation to modify this opinion to reflect changes in facts or developments in the law which may occur after the date hereof.

I hereby consent to the filing of this opinion with the Registration Statement and the use of the name of the legal counsel of the Department of Justice and Solicitor General, Province of

Alberta, under the caption “Legal Matters” in the prospectus constituting a part of the Registration Statement and in any prospectus supplement relating thereto. In giving such consent, I do not thereby admit that I am an expert with respect to any part of the Registration Statement, including this exhibit, within the meaning of the term “expert” as used in the Securities Act, or the rules and regulations of the SEC issued thereunder.

Yours very truly,

DEPARTMENT OF JUSTICE AND SOLICITOR GENERAL,
PROVINCE OF ALBERTA

Per:	/s/ Michael Gluckman
Michael Gluckman
Legal Counsel